Exhibit 99 A

ASSET PURCHASE AGREEMENT

by and between

INTIMES NOUVELLE SEAMLESS, INC.

and

TEFRON LTD.

Dated as of November 16, 2010

i

Exhibit C	Basic Terms of Consulting Agreement
Exhibit D	Seller’s Certificate
Exhibit E	Opinion of Lapointe Rosentstein Marchand Melancon
Exhibit F	Lieberman Warrants
Exhibit G	Shamir SPA and Rimon SPA
Exhibit H	Buyer’s Certificate

DEFINITIONS

Additional Assets	shall have the meaning set forth in Section 1.3;

APA Shares	means 600,000 newly issued Ordinary Shares that are to be issued pursuant to this Agreement as consideration for Buyer’s acquisition of the Assets;

Assets	shall have the meaning set forth in Section 1.1(a);

Business Day	means any day except Friday, Saturday and Sunday or any day on which banking institutions in the State of Israel are authorized or required by law or other governmental action to close.

Buyer	means Tefron Ltd.;

Buyer Indemnitees	means Buyer, and its officers, directors, affiliates, employees, agents or representatives;

Buyer Material Adverse Effect

means any failure to qualify to conduct business or be in good standing which could reasonably be expected to have a material adverse effect on (a) the operation of Buyer’s business as currently conducted or as proposed to be conducted following the Closing, and/or (b) the validity or enforceability of (i) this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby or (ii) the rights or remedies of Seller hereunder or thereunder;

Buyer Required Consents	means the consents that Buyer is required to obtain prior to the Closing, as set out on Schedule 1.7(a);

Buyer Threshold Amount

means US$150,000, being the minimum aggregate dollar amount of the aggregate of all Losses sought by the Buyer Indemnitees must equal or exceed, otherwise no claim for indemnification in connection with third party claims related to Seller’s breach of a representation or warranty contained in this Agreement may be brought or maintained by any Buyer Indemnitee;

Claim Notice

means prompt written notice given by the Indemnified Party to the Indemnifying Party of the occurrence of a suit, action, investigation, claim or proceeding begun, made or instituted, as a result of which the Indemnifying Party may become obligated to the Indemnified Party, including the amount or the estimated liability (which estimate shall not be conclusive), as described in

Section 6.3 hereof;

Closing

means the consummation of this Agreement, which shall take place concurrently with the consummation of the Share Purchase Agreement, Shamir’s SPA, Rimon’s SPA, the Shareholders Agreement, and the other transactions and documents listed in Sections 1.5, 1.6 and 1.7 herein;

Closing Date	means the date on which this Agreement is to be consummated;

Equity Investment	means the acquisition by Seller (and/or certain of its affiliates, shareholders or other investors) of newly issued ordinary shares of Buyer pursuant to a Share Purchase Agreement of even date hereof;

Existing Customers	shall have the meaning set forth in Section 1.1(a)(4);

Indemnified Party	means the party entitled to indemnification as defined in Section 6.3 hereof;

Indemnifying Party	means the party required to indemnify as defined in Section 6.3 hereof;

Key Personnel	Means Michael Gold, Sylvain Noel, Sebastian Trochei and Diane Donahue and such other parties designated by Seller.

Lamour	Means Manufacture De Bas Culottes Lamour, Inc., an affiliate of the Seller, duly incorporated and registered under the laws of the Province of Quebec;

License Agreement	shall have the meaning set forth in Section 1.1(a)(2);

Lien	means a lien, charge, security interest, mortgage, pledge, conditional sale agreement, option, encumbrance, right of first refusal, preemptive right or other restriction;

Lieberman Warrants

means transferable warrants to purchase 450,000 Ordinary Shares, issued to Ben and Martin Lieberman or an entity designated by them, in accordance with the terms and conditions set forth in the form of Warrant attached hereto as Exhibit F;

Losses	shall have the meaning set forth in Section 6.1

Mivtach Shamir	Mivtach Shamir Holdings Ltd.

v

New Balance	shall have the meaning set forth in Section 1.1(a)(3);

Notice Period	means 20 days from the delivery or receipt of the Claim Notice;

Offer Period	means the period commencing immediately following receipt by Buyer from Seller of Seller’s written inventory of Additional Assets and ending two (2) Business Days before the Closing Date;

Ordinary Shares	means ordinary shares of Buyer, par value NIS 10 per share;

Parties	means Buyer and Seller;

Party	means Buyer or Seller;

Person

means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

Right of First Offer	means the right of Buyer to buy Additional Assets from Seller;

Rimon’s SPA

means the agreement to be entered into by and between the Buyer, Rimon Investments Master Fund LP, Zilkha Partners L.P., and FIMA Trust, providing for, among other things, investment of not less than one million, two hundred thousand US dollars (US$1,200,000) in Buyer;

Seller	means Intimes Nouvelle Seamless, Inc.;

Seller Indemnitees	means Seller, and its officers, directors, affiliates, employees, agents or representatives;

Seller Material Adverse Effect

means a material adverse effect on (a) the Assets, or (b) the validity or enforceability of (i) this Agreement or the Transaction Documents, or the transactions contemplated hereby and thereby, or (ii) the rights or remedies of Buyer hereunder or thereunder;

Seller Required Consents	means the consents that Seller is required to obtain prior to the Closing, as set out on Schedule 1.7(a);

Seller Threshold Amount

means US$150,000, being the minimum aggregate dollar amount that all Losses sought by the Seller Indemnitees must equal or exceed, otherwise no claim for indemnification in connection with third party claims related to Buyer’s breach of a representation or warranty contained in this Agreement may be brought or maintained by any Seller Indemnitee;

Service Agreement	means the agreement to be entered into by and between Buyer and Lamour relating to services to be provided by such Party to Buyer.

Shamir’s SPA

means the agreement to be entered into by and between Mivtach Shamir (or any of his affiliates) and Buyer providing for, among other things, the investment by Mivtach Shamir of not less than one million, three hundred thousand US dollars (US$1,300,000) in Buyer;

Share Purchase Agreement

means the agreement to be entered into by the Company and the Seller (and/or certain of its affiliates, shareholders or other investors) relating to the purchase by such purchasers thereunder of additional Ordinary Shares of the Company;

Shareholders Agreement	means a shareholders agreement of even date hereof between Mivtach Shamir, Nofet Shutafut Mugbelet and some or all of the Purchasers under the Share Purchase Agreement;

Subcontracted Purchase Orders

means all purchase orders of the Seller for the delivery of goods by Seller after the Closing Date that are not Transferred Purchase Orders, but which are permitted to be sub-contracted under all applicable law and contract, free of all liabilties, including without limitation any royalty fee owing pursuant to the License Agreement;

Transaction Documents

means this Agreement, the Share Purchase Agreement, a registration rights agreement with the Purchasers under the Share Purchase Agreement, Shamir’s SPA and Rimon’s SPA, employment or consulting agreements with certain employees of Seller, some or all of the Purchasers are entering into a shareholders agreement with Mivtach Shamir, a service agreement with Lamour and each agreement, document and instrument to be executed and delivered pursuant to this Agreement; and

Transferred Purchase Orders	shall have the meaning set forth in Section 1.1(a)(1).

ASSET PURCHASE AGREEMENT

          This AGREEMENT is entered into as of November, 2010 (this “Agreement”), by and between INTIMES NOUVELLE SEAMLESS, INC., a company incorporated under the laws of the Province of Quebec (“Seller”), and TEFRON LTD., a public company incorporated under the laws of the State of Israel (“Buyer”) (Seller and Buyer are hereinafter individually referred to as a “Party” and collectively as the “Parties”).

W I T N E S S E T H:

          WHEREAS, concurrently with the execution of this Agreement, Seller (and/or certain of its affiliates, shareholders or other investors) is entering into an agreement (the “Share Purchase Agreement”) to purchase newly issued Ordinary Shares of Buyer (the “Equity Investment”); and

          WHEREAS, (A) concurrently with this agreement the Buyer is entering into the Share Purchase Agreement with pursuant to which at least $2.7 million will be invested in the securities of the Company by certain purchasers thereunder (the “Purchasers”), (B) as a condition to the closing of the Share Purchase Agreement (i) the Company will enter into a registration rights agreement with the Purchasers, (ii) Shamir’s SPA (as defined below), (iii) the Rimon SPA (as defined below) and (iv) an employment or consulting agreements with respect to certain employees of Nouvelle and (C) as a condition to the closing of the Share Purchase Agreement, the Purchasers are entering into a shareholders agreement with Mivtach Shamir Holdings Ltd. and Norfet Shutafut Mugbelet.

          WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase and acquire from Seller certain Assets (as defined below), all upon the terms and conditions hereinafter set forth; and

          WHEREAS, Seller desires to grant to Buyer, and Buyer desires to accept from Seller, at any time up to 10 days before the Closing Date (as defined below) (the “Offer Period”) a right of first offer (the “Right of First Offer”) for the Buyer to purchase certain assets listed on Schedule 1.1(b), as may be amended in writing prior to the end of the Offering Period, along with all right, title and interest it may have therein and thereto (the “Additional Assets”), all upon the terms and conditions hereinafter set forth;

          NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth herein, and for other good and valuable consideration (the receipt and adequacy of which is hereby acknowledged), and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I.
PURCHASE AND SALE OF ASSETS

          Section 1.1. Purchase and Sale of Assets.

                              (a) Upon the terms and subject to the conditions hereinafter set forth and the performance by the Parties of their respective obligations hereunder, Seller shall sell,

transfer, convey, assign and deliver to Buyer, free from any and all Liens, and Buyer shall purchase, acquire and accept from Seller, on the Closing Date, all of along with all right, title and interest it may have therein and thereto in the following Assets (collectively, the “Assets”):

                         (1) purchase orders received by Seller prior to the Closing Date for the delivery of goods by Seller after the Closing Date where (i) consent to transfer any such purchase order is not required, or (ii) such consent is received prior to Closing for which Buyer will assume full liability, including without limitation any royalty fee owing pursuant to the License Agreement (the “Transferred Purchase Orders”);

                         (2) rights to the licensing agreement with New Balance Athletic Shoe Inc. (“New Balance”) dated October 1, 2009 (the “License Agreement”);

                         (3) list of customer accounts and customer relationships, including contact information and sales history for such customer for 2010 (“Existing Customers”), and

                         (4) all goodwill related to items 1-3 above.

                              (b) The Parties agree that the Assets shall only include those assets specifically identified in Section 1.1(a) to be transferred by Seller on the Closing Date. For the avoidance of doubt, Seller shall retain any and all of its cash, working capital, accounts receivable for goods delivered to customers prior to the Closing Date, inventory (regardless of when such accounts receivable are paid), machinery and other personal property, real property, retained earnings and any other of its assets which were not specifically included in the list of Assets above.

                              (c) In the event that a purchase order is received prior to the Closing for delivery of goods after the Closing, and such purchase order can not be assigned to the Buyer, the Parties shall agree on one of the following options:

                              (i) Seller will fill the order from its inventory and invoice the customer; or

                              (ii) Seller will provide a Subcontracted Purchase Order to Buyer, as described above.

                              (d) In the cases described in (c) (i) and (ii), the Purchaser and Seller will each be entitled to fifty percent (50%) of the gross margin which shall not be more than the gross sales price, which gross margin shall be calculated net of any financing costs directly attributable to such orders, provided that if the Seller has paid for any goods to be imported hereunder, this shall be deducted as an expense from the gross margin.

                              (e) It is not anticipated that the Seller will manufacture any goods after March 1, 2011.

                              (f) For the avoidance of doubt, any purchase order received by Seller after the Closing Date shall be exclusively for the benefit of Buyer and Seller shall use best endeavors to transfer such purchase orders to Buyer forthwith.

          Section 1.2. Consideration. In exchange for the Assets, Buyer shall issue to Seller the APA Shares.

          Section 1.3. Additional Assets

                              (a) Upon the terms and subject to the conditions hereinafter set forth, the Buyer shall have the right, but not the obligation, to purchase any of the Additional Assets, if and to the extent Seller decides to sell such Additional Assets. The Buyer may exercise its Right of First Offer at any time, within the Offer Period, in respect of any of the Additional Assets. Shipping terms shall be FOB at Seller’s premesis by submitting a purchase order to Seller, for payment and delivery (i) within two (2) Business Days of Buyer receiving a payment for such Additional Assets that constitute inventory, and (ii) within thirty (30) business days of the date on the relevant purchase order. Buyer hereby agrees that it shall be responsible for all shipping costs, insurance fee and tariffs of Additional Assets and shall be deemed to have received such Additional Assets upon pick-up from Seller’s premises.

                              (b) The Parties agree that the Additional Assets shall only include those assets specifically identified in writing by Seller, which Seller will provide to Buyer on or before Decemeber 6, 2010. Without derogating from the foregoing, Seller shall have up to 180 days from the Closing Date to sell its inventory in the event that the Company chooses not to exercise its Right of First Offer in this respect, and accordingly, such sale of inventory shall not be deemed a breach of any non-compete covenants binding upon Seller and/or its shareholders.

          Section 1.4. Closing; Closing Date. The closing of the purchase and sale provided for in this Agreement (the “Closing”) shall be held within five business days following satisfaction of the conditions set forth in Article VII, via an electronic closing in which separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, will first be delivered by a facsimile or electronic mail exchange of signature pages, with originals to follow by reputable overnight courier addressed to each party’s counsel, or, if a physical closing is required, at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. (“GKH”) or at such other location, date and time as to which the Parties may mutually agree (such date and time being referred to herein as the “Closing Date”).

          Section 1.5. Items to be Delivered at the Closing by Seller. At the Closing, Seller shall deliver or cause to be delivered to Buyer:

                              (a) Duly executed counterparts of the Share Purchase Agreement, dated as of the Closing Date, between Seller and Buyer substantially in the form attached hereto on Exhibit A, including any schedules or exhibits thereto, duly executed by Seller;

                              (b) All such other instruments of assignment, transfer or conveyance as, in the reasonable opinion of Buyer and its counsel, shall be necessary to vest in Buyer good and marketable title to the Assets (as applicable) as described herein;

                              (c) Letters of Undertaking Regarding Non-Competition from Seller, Ben Lieberman and Marty Lieberman, substantially in the form attached hereto on Exhibit B;

                              (d) Duly executed counterparts of a consulting agreement, the consulting agreement to be entered into between the Company and Nouvelle for the services of Willy Lieberman (or by any entity on his behalf) on or before the Closing Date, pursuant to the basic terms describedon Exhibit C;

                              (e) A certificate of the corporate secretary of Seller attaching thereto a true, correct and complete copy of resolutions of the Board of Directors of Seller authorizing the execution, delivery and performance of this Agreement and the Transaction Documents and consummation of the transactions contemplated hereby and thereby;

                              (f) A certificate dated the Closing Date and signed by an executive officer of Seller confirming the matters set forth in Section 7.2(a) and Section 7.2(b), substantially in the form attached hereto on Exhibit D;

                              (g) Buyer shall have received an opinion from Lapointe Rosentstein Marchand Melancon, Canadian counsel to Seller, dated the Closing Date, substantially in the form attached hereto on Exhibit E;

                              (h) An official English translation of a certificate of subsistence and/or good standing of Seller, dated as of a recent date prior to the Closing, issued by the Registraire des Entreprises Quebec; and

                              (i) All Seller Required Consents, including without limitation, all government, regulatory, corporate and third party consents.

          Section 1.6. Items to be Delivered at the Closing by Buyer. At the Closing, Buyer shall deliver or cause to be delivered to Seller:

                              (a) the following documents, evidencing the issuance of the APA Shares,: (i) the approval of the TASE for the registration for trading of the APA Shares; (ii) a copy of a share certificate evidencing the issuance of the APA Shares in the name of the nominee company of Bank Hapoalim B.M.; and (iii) an issuance letter from Buyer to the nominee company of Bank Hapoalim B.M. The APA Shares shall be credited to the securities accounts opened by Seller with members of the TASE (which account details shall be provided to the Buyer in writing at least 48 hours prior to the Closing), in the names and in such amounts provided to Buyer at least 5 business days prior to the Closing Date (which shall also include the name and details of the ultimate controlling person of any recipient of the APA Shares which is a corporation or a trust) or such other names and/or amounts (including, to the extent required, details of another ultimate controlling person), as Seller may designate to Buyer in writing for such purpose (with Seller making such designation no later than 48 hours prior to Buyer filing a current report with the TASE with respect of the private placement of the APA Shares);

                              (b) Lieberman Warrants duly executed by Buyer, substantially in the form attached hereto on Exhibit F;

                              (c) A Financing Letter from Buyer to Seller, confirming Buyer’s arrangement with the Banks (pursuant to and as defined in Section 7.3(e)), in a form reasonably acceptable to Seller;

                              (d) Duly executed counterparts of a Shamir’s SPA and Rimon’s SPA from Buyer to Seller confirming the Buyer and Mivtach Shamir’s entering into Shamir’s SPA and Rimon’s SPA (pursuant to and as defined in Section 7.3(f)), substantially in the form attached hereto on Exhibit G.

                              (e) A business plan acceptable to Seller covering the period ending December 31, 2011, detailing how Buyer intends to use the proceeds of the Equity Investment;

                              (f) A certificate of the corporate secretary of Buyer attaching thereto a true, correct and complete copy of resolutions of the Board of Directors of Buyer authorizing the execution, delivery and performance of this Agreement and the Transaction Documents and consummation of the transactions contemplated hereby and thereby;

                              (h) A certificate dated the Closing Date and signed by an executive officer of Buyer confirming the matters set forth in Section 7.3(a) and Section 7.3(b), substantially in the form set out on Exhibit H;

                              (i) A certificate of subsistence and/or good standing of Buyer, dated as of a recent date prior to the Closing, issued by the respective jurisdiction of its incorporation and of each state in which Buyer or such other company is qualified to do business; and

                              (j) All Buyer Required Consents, including without limitation, all government, stock exchange, shareholders, regulatory, corporate and third party consents.

                              Section 1.7. Required Consents. Seller shall obtain the consents listed in Schedule 1.7(a) (the “Seller Required Consents”) on or before the Closing, provided that if the consent of (i) New Balance or (ii) a purchaser under (a) a Transferred Purchase Order or (b) a Subcontracted Purchase Order is not received, such lack of consent shall not be a breach of this agreement or limit the Consideration to be received by the Seller. Buyer shall obtain the consents listed in Schedule 1.7(b) (the “Buyer Required Consents”) on or before the Closing.

ARTICLE II.
REPRESENTATIONS AND WARRANTIES OF SELLER

          Seller hereby represents and warrants to Buyer as follows:

          Section 2.1. Organization and Qualifications. Seller is a corporation duly organized, validly existing and in good standing under the laws of Canada with full corporate power and authority to own, operate or lease its assets, to execute and deliver this Agreement and any of the Transaction Documents that it has executed and to carry out the transactions described herein and therein. Seller is duly qualified to conduct business as a foreign corporation and is in good standing in the states, countries and territories and in each–jurisdiction where the nature of its business or the ownership, operation, sale or leasing of its assets makes such qualification necessary, except where the failure to so–qualify or be in good standing could not reasonably be expected to have a Seller Material Adverse Effect.

          Section 2.2. Authority; Binding Obligation. Except for approval of Seller’s stockholders and Board of Directors (which approvals will be obtained prior to the Closing),

Seller has the requisite authority and power to enter into, execute and deliver this Agreement and the Transaction Documents, and to perform its obligations hereunder and thereunder. The execution, delivery and performance by Seller of this Agreement and the Transaction Documents have been, or will be, duly authorized by all necessary action of Seller, and no other action on the part of Seller is required in connection therewith. This Agreement has been duly executed and delivered by Seller and constitutes a valid and binding obligation of Seller enforceable in accordance with the terms hereof (except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors’ rights generally) and the Transaction Documents constitute, or when executed and delivered will constitute, valid and binding obligations of Seller enforceable in accordance with their terms (except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors’ rights generally).

          Section 2.3. No Conflict; Required Consents. The Seller Required Consents are the only consents of third parties necessary for Seller to enter into and perform its obligations under this Agreement and the Transaction Documents. Except as set forth in Schedule 1.7(a), the execution, delivery and performance by Seller of this Agreement and the Transaction Documents, the fulfillment of and compliance with the terms and provisions hereof and thereof, and the consummation by Seller of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with, or violate any provision of, the Certificate of Incorporation or By-Laws of Seller; (b) conflict with, result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) or result in the termination or acceleration under any agreement relating to any of the Assets; (c) result in or require the creation or imposition of, or result in the acceleration of, any indebtedness or any lien upon, or with respect to, any Asset; or (d) conflict with, result in a breach of, or constitute a default under any applicable law, judgment, order, ordinance, decree, rule, regulation or ruling of any court or governmental instrumentality, except to the extent that any such event referred to in clause (b) or (d) above could not reasonably be expected to have a Seller Material Adverse Effect.

          Section 2.4. Approvals. Except as set forth on Schedule 1.7(a), and except where the lack of such permit, consent, approval etc. could not reasonably be expected to cause a Seller Material Adverse Effect, no permit, consent, approval or authorization of, or declaration to or filing with, any Person not a party to this Agreement is required in connection with the execution, delivery and performance by Seller of this Agreement or the Transaction Documents, or the consummation by Seller of the transactions contemplated hereby or thereby.

          Section 2.5. License Agreement. The License Agreement is in full force and effect and has not been terminated, transferred or assigned to any party. Seller has paid all royalties under the License Agreement required to be paid through the date hereof. Except as provided on Schedule 1.7(a), there is no Lien on the License Agreement or any Transferred Purchase Order and no Transferred Purchase Order has been terminated, transferred or assigned to any party.

          Section 2.6. Affiliated Transactions. No officer, director or employee of Seller, or any of their immediate family members or their Affiliates has any financial interest in the Assets (other than in his/her/its capacity as a stockholder of Seller) or is a party to any agreement, contract, commitment or transaction with Seller relating to the Assets, other than provisions customary in Seller’s industry contained in employment, non-disclosure or similar agreements with employees or as disclosed by any of such person in writing to Buyer.

          Section 2.7 Litigation. Except as set forth on Schedule 2.7, there are no actions, suits, proceedings, orders, investigations or claims pending or, to Seller’s knowledge, threatened regarding the Assets, at law or in equity, or before or by any Governmental Entity (including, without limitation, any actions, suit, proceedings or investigations with respect to the transactions contemplated by this Agreement). Seller is not subject to any judgment, order or decree of any court or other Governmental Entity regarding the Assets.

          Section 2.8. Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement binding upon Seller. Seller shall pay, and hold Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys’ fees and out-of-pocket expenses) arising in connection with any such claim.

          Section 2.9. No Other Representations or Warranties. Except for the representations and warranties made by Seller in this Agreement and the Transaction Documents, neither Seller nor any of its shareholders, officers or affiliate, or any other Person makes or has been authorized to make any express or implied representation or warranty, and Seller and its affiliates hereby disclaim any express or implied representation or warranty, whether by Seller or any of its affiliates or any of their respective officers, directors, employees, agents or representatives or any other Person, in connection with the delivery or disclosure to Buyer or any of its officers, directors, employees, agents or representatives or any other Person of any documentation or other information regarding Seller or the Assets.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF BUYER

          Buyer hereby makes the following representations and warranties to Seller:

          The representations and warranties of Section 3.1 of the Share Purchase Agreement shall be deemed incorporated by reference hereunder. Any breach of the representations therein shall be considered a breach of this Agreement.

ARTICLE IV.
COVENANTS

          Section 4.1. Consummation of this Agreement.

                              (a) The Parties shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable (subject to any applicable laws) to consummate and make effective the transactions described herein as promptly as practicable including, but not limited to, (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the transactions described herein and the taking of such actions as are necessary to obtain any requisite approvals, consents, orders, exemptions or waivers by any Governmental Entity or third party, and (ii) the satisfaction of such Party’s conditions to Closing. In addition, no Party shall take any action after the date hereof that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity or third party necessary to be obtained prior to the Closing.

                              (b) Prior to the Closing, each Party shall promptly consult with the other Party with respect to, provide any necessary information with respect to, and provide the other Party (or its counsel) with copies of, all filings made by such party with any Governmental Entity or other information supplied by such party to a Governmental Entity in connection with this Agreement or the transactions described herein. Each Party hereto shall promptly inform the other of any communication from any Governmental Entity regarding any of the transactions contemplated herein. If any Party or affiliate thereof receives a request for additional information or documentary material from any such Governmental Entity with respect to this Agreement or the transactions described herein, then such Party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other Party, an appropriate response in compliance with such request.

                              (c) The Buyer shall be responsible for and pay all expenses, if any, incurred by Buyer or Seller in connection with obtaining all such consents and approvals from any Governmental Entity.

          Section 4.2. Covenants Until the Closing.

                              (a) Seller covenants and agrees that, from the date of this Agreement until the Closing Date, it shall use commercially reasonable best efforts to preserve intact its customer relationships and, without the prior written consent of Buyer, it shall not take, or omit to take, any action which would reasonably be expected to result in any representation or warranty of Seller contained herein becoming untrue or incorrect in any material respect. For the avoidance of doubt, Seller may close down its current manufacturing facilities after Closing and as such it is expected that it may begin winding down its operations prior to the date of Closing.

                              (b) Buyer covenants and agrees that, from the date of this Agreement until the Closing Date, it shall carry on its business only in the ordinary course of business. Nothing herein shall be deemed to restrict Buyer from taking actions that are required to be taken under this Agreement or the Transaction Documents in order to consummate the Closing or that are otherwise permitted herein or required under applicable law. By way of amplification and not limitation, except as contemplated by this Agreement, neither Buyer nor any of its subsidiaries shall, during the period described in the first sentence above, (a) amend or otherwise change its organizational documents, (b) split, combine, reclassify or redeem any shares of its outstanding capital stock, (c) declare, set aside or pay any dividend or other distribution payable in cash, stock or property, (d) authorize for issuance, issue (except upon the exercise of outstanding stock options) or sell, deliver or agree to issue or sell any shares of, or rights to acquire or convertible into any shares of, its capital stock (whether through the issuance or granting of options, warrants, convertible or exchangeable securities, commitments, subscriptions, rights to purchase or otherwise), or amend any of the terms of any such capital stock, (e) merge, acquire or dispose a material asset or invest in a another company, (f) incur, assume or prepay any indebtedness or any other liabilities, which do not arise in the ordinary course of Buyer’s business, in excess of $100,000 individually, or in excess of $500,000 in the aggregate (other than trade payables),

(g) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, (h) make any loans, gifts, advances or capital contributions to, or investments in, any other Person; make any changes to the compensation or benefits of any senior employee, consultant officer or director, (i) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing or breach or be in breach of any obligation undertaken pursuant to its agreement with its bank prior to Closing or perform or commit any act prior to Closing which could result in a breach of the agreement with its bank subsequent to Closing.

          Section 4.3. Confidentiality. Each Party agrees to hold in strict confidence, and not distribute or make available (other than to its directors, officers, employees, agents, financing sources, lenders, accountants, representatives and counsel (collectively, the “Representatives”) who need to know such information), any confidential or proprietary data or information of the other Party (and all information derived therefrom), except:

                              (a) data or information that such Party can demonstrate is already in its possession or available to it from a source other than the other Party or its Representatives, provided that such data or information is not and was not currently or hereafter known by such Party or its Representatives to be subject to another confidentiality agreement with or other obligation of secrecy to another party;

                              (b) data or information which is or becomes generally available or known to the public or within the business industry other than as a result of a disclosure by such Party or its Representatives; or

                              (c) data or information which is independently developed by such Party or its Representatives, or known through a party other than the other Party or its Representatives, which party has no duty of confidentiality to the other Party.

          In the event that a Party is requested or required (by deposition, interrogatories, requests for information or documents, subpoenas, civil investigative demands or similar processes) to disclose any such confidential or proprietary data or information, such Party agrees, to the extent permissible under any applicable law or regulation, to (i) provide the other Party with prompt notice of such request(s) and the documents requested so that the other Party may seek an appropriate protective order and/or waive compliance with the provisions of this Agreement, and (ii) consult with the other Party as to the advisability of taking legally available steps to resist or narrow such request. The Parties further agree that, if in the absence of a protective order or the receipt of a waiver hereunder, a Party is nonetheless, in the written opinion of its legal counsel, compelled to disclose any of such confidential or proprietary data or information to any tribunal or else stand liable for contempt or suffer other censure or penalty, such Party may disclose such of the confidential or proprietary data or information that it is so compelled to disclose to such tribunal without liability hereunder; provided, however, that such Party shall give the other Party written notice of the confidential or proprietary data or information to be so disclosed as soon as is practicable and shall use its commercially reasonable efforts to obtain and cooperate with the other Party in seeking to obtain an order or other reliable assurance that confidential treatment will be accorded to such portions of the confidential or proprietary data or information required to be disclosed as the other Party designates.

          Notwithstanding anything contained herein to the contrary, nothing herein shall preclude the disclosure of confidential or proprietary data or information as part of a Party’s claim or defense in any legal proceeding with the other Party, including, without limitation, any indemnification claim under this Agreement.

          Section 4.4. Post-Closing Covenants of Seller.

                              (a) Until December 31, 2011, Seller (through Willy Lieberman) shall provide to Buyer any reasonable information that the Buyer requests from Seller in order that Buyer may fulfill any of its regulatory obligations, provided, that it is acknowledged that Seller shall not be required to employ any Person after the Closing Date or engage any service professionals to fulfill these obligations after the Closing Date.

                              (b) Seller shall use commercially reasonable efforts to persuade its existing customers to bring their business to Buyer, provided that in no event shall Seller be liable to Buyer (i) if any such customer decides not to continue its business with Buyer or terminates its purchase order if it becomes aware that the order is not being filled by Seller or (ii) if New Balance or any customer relating to a Transferred Purchase Order decides not to consent to an assignment. It is noted that a transfer of the License Agreement may instead take the form of a termination of the License Agreement and the entering into of a new agreement between New Balance and the Buyer.

          Section 4.5. Post-Closing Covenants of Buyer.

                              (a) Buyer covenants and agrees that, following the Closing, unless otherwise expressly consented to in writing by Seller or as expressly permitted by this Agreement, (i) it shall carry on its business only in the ordinary course of business; (ii) it shall use commercially reasonable efforts to preserve intact its business, assets and properties and maintain its rights and franchises with respect to its business; (iii) it shall use its commercially reasonable efforts to market and sell products incorporating the Assets and to license or otherwise exploit the Assets, all in a manner consistent with good business practices and standards; (iv) it shall follow the business plan described in Section 1.6 hereto and (v) it shall fulfill all obligations under the Financing Arrangement (as defined in the Share Purchase Agreement).

                              (b) Buyer covenants and agrees that, following the Closing, unless otherwise expressly consented to in writing by Seller, it shall not assign, sublicense or otherwise transfer (including by way of merger, consolidation or other reorganization), in whole or in part, any of the Assets or its rights therein to any Person.

          Section 4.6. Further Assurances. Each Party shall, from time to time on being reasonably required to do so by the other Party, now or within one year of the Closing Date, do or procure the doing of all such acts and/or execute or procure the execution of all such documents in a form reasonably satisfactory to the other Party as the other Party may reasonably consider necessary for giving full effect to this Agreement and the consummation of the transactions contemplated hereby, at the sole cost and expense of the requesting party.

          Section 4.7. Injunctive Relief. Each Party acknowledges and agrees that any breach by such Party of any of the provisions of this Agreement will cause the other Party irreparable injury and damage, for which it cannot be adequately compensated in damages. Each Party, therefore, expressly agrees that the other Party shall be entitled to seek injunctive relief and/or other equitable relief to prevent any anticipatory breach or continuing breach of the provisions of any sections of this Agreement, or any part thereof, and to secure their enforcement. Nothing herein shall be construed as a waiver by any Party of any right it may now have or hereafter acquire to monetary damages by reason of any injury to its property, business or reputation or otherwise arising out of any wrongful act or omission of the other Party under the provisions of this Agreement.

          Section 4.8. Non-Solicitation. From the date hereof until the Closing (or the termination of this Agreement, whichever is earlier), Seller and its officers, directors, employees and agents and its affiliates shall not, directly or indirectly, (a) solicit, (b) encourage the submission of offers or proposals from any person or entity (including by way of providing any nonpublic information concerning Seller to any Person, or otherwise) with respect to, (c) initiate or participate in any negotiations or discussions regarding, (d) enter into (or authorize) any agreement or agreement in principle with respect to, any expression of interest, offer, proposal to acquire, or acquisition of either all or a substantial portion of the Assets, or (e) enter into any agreement to license all or a substantial portion of the Assets that would prevent Seller from consummating the transactions contemplated hereby.

          Section 4.9. Marketing and Promotional Services.

                              (a) In order to assist in the transition of the Assets from Seller to Buyer, from the date hereof until March 1, 2011, Buyer may, at no charge to Buyer (i) request that Seller (through the Key Personnel) continue to serve as the liason to customers, if necessary in connection with one or more of Seller’s customers, and (ii) engage Seller as an import operator to supply orders to Buyer, provided that the terms of such engagement are mutually agreed upon with Seller.

          In no event shall Seller be liable for any obligations relating to such role and Buyer shall indemnify Seller, its officers, directors and shareholders from any liability against third parties relating to such activities. Any legal documentation shall be entered into by Buyer and not Seller and any non performance or defective performance of such customer orders shall be the sole liability of Buyer.

          Section 4.10. Reserved.

          Section 4.11. Use of Assets after Closing. In connection with the performance of its duties to the Buyer pursuant to this Agrement, it may be necessary for Seller through the Key Personnel to use some or all of the Assets and/or any Additional Assets (that has been purchased and paid for by Buyer) as the case may be, after Closing, which Seller shall do in coordination with Buyer.

          Section 4.12. Opportunity to Cure. Each Party agrees that, prior to taking any action against the other Party or any other party in connection with any breach or failure to observe or perform (or alleged breach or alleged failure to observe or perform) of any covenant, agreement or commitment made by Seller or Buyer hereunder, such Party shall give the breaching party written notice of any such breach or failure to observe or perform (or alleged breach or alleged failure to observe or perform) and the breaching party shall have 14 business days to cure or correct any such breach or failure to observe or perform (or alleged breach or failure to observe or perform), provided that Buyer’s issuance of the APA Shares shall be at the Closing and such breach of performance at Closing give Seller an immediate right to terminate this Agreement.

          Section 4.13. Supplements to Schedules. Prior to the Closing, each Party will supplement or amend the Schedules hereto provided by such Party with respect to any matter hereafter arising which, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in such Schedules. No supplement to or amendment of the Schedules made pursuant to this Section 4.13 shall be deemed to cure any breach of any representation or warranty made in this Agreement unless the other Party specifically agrees thereto in writing.

          Section 4.14. Access. From the date hereof until the Closing, Seller shall afford Buyer and its officers, directors, employees and agents full and free access to Seller’s books and records (including, without limitation, financial operating and other relevant data) regarding the Assets, as well as to its independent accountants and other consultants, at reasonable times during regular business hours, in order to permit Buyer to make such investigation as may be appropriate for consummation of the transactions contemplated by this Agreement and the Transaction Documents. From the date hereof until the first anniversary of the Closing, Buyer shall afford Seller and its officers, directors, employees and agents full and free access to Buyer’s financial information reasonably deemed relevant to the consummation of the transactions contemplated by this Agreement and the Transaction Documents, as well as to its senior corporate management and independent accountants at reasonable times during regular business hours, in order to permit Seller to make such investigation as may be appropriate for consummation of the transactions contemplated by this Agreement and the Transaction Documents.

ARTICLE V.
SURVIVAL

          Section 5.1. Survival of Representations and Warranties. Except as otherwise provided herein, the representations and warranties of the Parties in this Agreement shall survive the Closing for a period of 3 years. Notwithstanding anything herein to the contrary, if, prior to the expiration of any indemnification period, Buyer or Seller, as the case may be, shall have been notified of a claim for indemnity hereunder and such claim shall not have been finally resolved before the expiration of such period, any representation or warranty that is the basis for such claim shall continue to survive and shall remain a basis for indemnity as to such claim until such claim is finally resolved.

ARTICLE VI.
INDEMNIFICATION

          Section 6.1. Indemnification of Seller. Buyer shall defend and promptly indemnify Seller, and its officers, directors, affiliates, employees, agents or representatives (the “Seller Indemnitees”) and save and hold them harmless from, against, for and in respect of and shall pay any and all damages, losses, obligations, liabilities, claims, encumbrances, deficiencies, costs and expenses, including, without limitation, reasonable attorneys’ fees and other costs and expenses incident to any action, investigation, claim or proceeding (all hereinafter collectively referred to as “Losses”) suffered, sustained, incurred or required to be paid by any Seller Indemnitee by reason of (a) any liability resulting from the Transferred Purchase Orders, (b) any representation or warranty of Buyer herein being untrue or incorrect in any material respect, including third party claims related to any such breach, (c) any material breach or material failure of observance or performance of any covenant, agreement or commitment made by Buyer hereunder or under any document or instrument relating hereto or executed pursuant hereto, or (d) Buyer’s use of the Assets or purchase orders to Buyer from the customers of Nouvelle following the Closing, and (e) Seller acting as “customer-facing” entity.

          Section 6.2. Indemnification of Buyer. Seller shall defend and promptly indemnify Buyer, its officers, directors, affiliates, employees, agents or representatives (the “Buyer Indemnitees”) and save and hold them harmless from, against, for and in respect of and pay any and all Losses suffered, sustained, incurred or required to be paid by any Buyer Indemnitee by reason of (a) any representation or warranty of Seller herein being untrue or incorrect in any material respect, including third party claims related to any such breach, (b) any material breach or material failure of observance or performance of any covenant, agreement or commitment made by Seller hereunder or under any document or instrument relating hereto or executed pursuant hereto, or (c) Seller’s use of the Assets prior to the Closing (unless otherwise expressly agreed to by Buyer in writing).

          Section 6.3. Procedures.

                              (a) For purposes of this Section 6.3, the party entitled to indemnification shall be known as the “Indemnified Party” and the party required to indemnify shall be known as the “Indemnifying Party.” In the event that the Indemnifying Party shall be obligated to the Indemnified Party pursuant to this Article VI or in the event that a suit, action, investigation, claim or proceeding is begun, made or instituted as a result of which the Indemnifying Party may become obligated to the Indemnified Party under this Article VI, the Indemnified Party shall give prompt written notice to the Indemnifying Party of the occurrence of such event and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive) (the “Claim Notice”). The failure of the Indemnified Party to provide the Indemnifying Party with timely notice will limit the indemnification provided for in this Article VI, only if, and to the extent that, the Indemnifying Party incurs any out-of-pocket expense or otherwise has been materially prejudiced as a direct result of such delay. The Indemnifying Party shall have 20 days from the delivery or receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party (a) whether or not the Indemnifying Party disputes the liability of the Indemnifying Party to the Indemnified Party hereunder with respect to such claim or demand and (b) if the claim is from a third party, whether or not it desires to defend the Indemnified Party against such claim or demand. In the event the Indemnifying Party agrees to defend, contest or otherwise protect against any such suit, action, investigation, claim or proceeding, the Indemnifying Party will do so at its own cost and expense, and the Indemnified Party shall have the right but not the obligation to participate at its own expense in the defense thereof by counsel of its own choice. The Indemnified Party shall make available to the Indemnifying Party all information reasonably available to such Indemnified Party relating to such claim or demand. In addition, the Indemnified Party and the Indemnifying Party shall render to each other such assistance as may reasonably be requested in order to ensure the proper and adequate defense of any such claim or demand. The party in charge of the defense shall keep the other party fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto.

                              (b) In the event that the Indemnifying Party does not so elect to defend such claim or does not respond to the Claim Notice during the Notice Period, the Indemnified Party will have the right (upon further notice to the Indemnifying Party) to undertake the defense, compromise or settlement of such claim for the account of the Indemnifying Party, subject to the right of the Indemnifying Party to assume the defense of such claim pursuant to the terms of paragraph (a) of this Section 6.3 at any time prior to settlement, compromise or final determination thereof, provided that the Indemnifying Party reimburses in full all costs of the Indemnified Party (including reasonable attorney’s fees) incurred by it in connection with such defense prior to such assumption.

                              (c) Anything in this Section 6.3 to the contrary notwithstanding, if the Indemnified Party believes there is a reasonable probability that a claim may have a material adverse effect upon the Indemnified Party, the Indemnified Party shall have the right to participate in the defense, compromise or settlement of such claim, provided that the Indemnifying Party shall not be liable for expenses of separate counsel of the Indemnified Party engaged for such purpose.

          Section 6.4. Settlement of Claims.

                              (a) If an Indemnifying Party assumes the defense of any suit, action, claim, proceeding or investigation for which it is called upon to indemnify the Indemnified Party pursuant to this Article VI no compromise or settlement thereof may be effected by the Indemnifying Party without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld or delayed).

                              (b) If an Indemnified Party elects to assume the defense of any suit, action, claim, proceeding or investigation for which it is entitled to be indemnified for by the Indemnifying Party pursuant to this Article VI, then the Indemnifying Party shall have no liability with respect to any compromise or settlement thereof effected without its consent (which consent shall not be unreasonably withheld or delayed).

          Section 6.5. Limitations on Indemnification.

                              (a) No claim for indemnification in connection with Losses related to Seller’s breach of a representation or warranty contained in this Agreement may be brought or maintained by any Buyer Indemnitee unless and until the aggregate dollar amount of all Losses sought by the Buyer Indemnitees equals or exceeds US$150,000 (the “Buyer Threshold Amount”), in which event Seller shall be responsible for, and shall hold the Buyer Indemnitees harmless from, any and all such Losses in excess of the Buyer Threshold Amount; provided, further, however, that Buyer shall only be entitled to recover the APA Shares (at the average closing price on the TASE thirty days prior to the time of the a final judgment of the Claim or settlement agreement is entered into by the Parties) that were issued pursuant to this Agreement and shall not be entitled to any monetary indemnification in addition to such shares other than as related to Seller’s use of the Assets prior to the Closing for which the indemnification for Losses will be monetary.

                              (b) No claim for indemnification in connection with Losses related to Buyer’s breach of a representation or warranty contained in this Agreement may be brought or maintained by any Seller Indemnitee unless and until the aggregate dollar amount of all Losses sought by the Seller Indemnitees equals or exceeds US$150,000 (the “Seller Threshold Amount”), in which event Buyer shall be responsible for, and shall hold the Seller Indemnitees harmless from, any and all such Losses in excess of the Seller Threshold Amount.

                              (c) No Indemnifying Party shall be liable for any portion of a Loss to the extent that a court of competent jurisdiction shall have determined by a final judgment that such Loss or portion thereof resulted primarily and directly from the willful misconduct or bad faith of the any of the Indemnified Parties (as applicable).

                              (d) The amount of any Loss for which indemnification is provided under Section 6.1 or Section 6.2 shall be net of any amounts actually recovered by the Buyer Indemnitees or the Seller Indemnitees, respectively, under insurance policies with respect to such Loss and shall be (i) reduced (or increased) to take account of any net tax benefit (or cost) realized by the respective Indemnified Parties arising from the incurrence or payment of any such Loss and (ii) increased to take account of any increase in insurance premiums following such insurance recovery.

                              (e) No Party’s indemnification obligations under Section 6.1 or Section 6.2 shall, in any event, include any obligation to compensate for lost profits or other consequential, special, incidental or indirect damages of any Indemnified Party or to pay any punitive damages awarded as a result of any misstatements or omissions of the indemnifying party.

                              (f) Except as otherwise provided herein, the remedies provided herein shall be cumulative and shall not preclude the assertion by any Party of any other rights or the seeking of any other remedies against the other Party.

ARTICLE VII.
CONDITIONS TO CLOSING

          Section 7.1. Conditions to each Party’s Obligations. The respective obligations of each Party are subject to the satisfaction, at or before the Closing Date, of the conditions set forth below:

                              (a) There shall not have been issued and be in effect any order of any court or tribunal of competent jurisdiction which (i) prohibits or makes illegal the purchase by Buyer of the Assets, (ii) would require the divestiture by Buyer of all or a material portion of the Assets or any other assets of Buyer as a result of the transactions contemplated hereby, (iii) would impose limitations on the ability of Buyer to effectively exercise full rights of ownership of the Assets as a result of the transactions contemplated hereby, or (iv) questions the validity or legality of the transactions contemplated hereby.

                              (b) On the Closing, there shall be no effective injunction, writ, preliminary restraining order or any order of any nature issued by a court or tribunal of competent jurisdiction directing that the transactions provided for herein or any of them not be consummated as so provided or imposing any conditions on the consummation of the transactions contemplated hereby which either Party deems reasonably unacceptable.

                              (c) All governmental and third-party consents and approvals necessary in connection with the consummation of the transactions contemplated by this Agreement and the Transaction Documents shall have been obtained and remain in full force and effect; and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority.

                              (d) Each of the transactions contemplated under the Transaction Documents shall close concurrently Purchaser the following to be effective concurrently with the Closing and no transaction to which Seller is a party shall be deemed to have been completed or any document be deemed delivered until all such transactions have been completed and all required documents and payments delivered.

          Section 7.2. Additional Conditions to Buyer’s Obligations. The obligation of Buyer to purchase the Assets is subject to the satisfaction, at or prior to the Closing, of the conditions set forth below. The benefit of these conditions is for Buyer only and may be waived in writing by Buyer at any time in its sole discretion.

                              (a) The representations and warranties of Seller made in this Agreement or any Transaction Document shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time.

                              (b) Seller shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement.

                              (c) Seller shall have made the deliveries described in Section 1.5.

                              (d) Seller shall have obtained the Seller Required Consents.

                              Section 7.3. Additional Conditions to Seller’s Obligations. The obligation of Seller to sell the Assets is subject to the satisfaction, at or prior to the Closing, of the conditions set out below. The benefit of these conditions is for Seller only and may be waived in writing by Seller at any time in its sole discretion.

                              (a) The representations and warranties of Buyer made in this Agreement or any Transaction Document shall be true and correct in all material respects as of the date when made and as of the Closing Date, as though made at that time.

                              (b) Buyer shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement.

                              (c) Buyer shall have made the deliveries described in Section 1.6.

                              (d) Buyer shall have obtained the Buyer Required Consents.

                              (e) Buyer shall have reached a new arrangement (to the full satisfaction of Seller) with all banks which provided Buyer with financing, and which, for the avoidance of doubt, does not include any personal guarantee of Seller (or any of its shareholders) for Buyer’s financing.

                              (f) Buyer shall have entered into Shamir’s SPA and Rimon’s SPA, and such agreements have been executed and delivered by the other parties thereto.

                              (g) A Shareholders’ Agreement between the Purchasers under the Share Purchase Agreement and Mivtach Shamir shall have been duly executed.

ARTICLE VIII.
TERMINATION

          Section 8.1. Termination. This Agreement may be terminated at any time (except where otherwise indicated) prior to the Closing Date:

                              (a) by mutual written consent of Seller and Buyer;

                              (b) by either Seller or Buyer:

(i) if the transactions described herein and in the Transaction Documents have not been consummated by January 31, 2011, or such other date, if any, as Seller or Buyer shall agree upon; or

                    (ii) if any order of any Governmental Entity shall be in effect that restrains or prohibits the transactions contemplated hereby or by the Transaction Documents, or if any suit, action or other proceeding by any Governmental Entity shall have been instituted or threatened which seeks to restrain or prohibit the transactions contemplated hereby or thereby; or

(iii) if the transactions described herein and in the Transaction Documents are not approved by all necessary corporate action by such Party’s stockholders by January 31, 2011.

                              (c) by Seller, if Buyer shall have breached any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Section 7.1 or 7.3, which breach has not been waived by Seller or cannot be or has not been cured within 15 days after the giving of written notice by Seller to Buyer;

                              (d) by Buyer, if Seller shall have breached any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Section 7.1 or 7.2, which breach has not been waived by Buyer or cannot be or has not been cured within 15 days after the giving of written notice by Buyer to Seller;

          Section 8.2. Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and of no further force and effect, except that the covenants and agreements set forth in Sections 4.3 (Confidentiality), 4.7 (Injunctive Relief), 9.1 (Fees and Expenses), 9.3 (Governing Law), 9.5 (Entire Agreement) and 9.9 (Publicity and Disclosures) shall survive such termination indefinitely, and except that nothing in Section 8.1 or this Section 8.2 shall be deemed to release the non-terminating party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by another party of its obligations under this Agreement.

ARTICLE IX.
MISCELLANEOUS

          Section 9.1. Fees and Expenses. Except as otherwise expressly provided in this Agreement, each of the Parties will bear its own expenses in connection with the negotiation and the consummation of the transactions contemplated by this Agreement, provided that Buyer shall pay the Seller an amount equal to fifty percent (50%) of the total fees billed to the Seller by the Seller’s accountant, but in any event not more than US $50,000, to cover certain accounting fees relating to the transactions hereunder.

          Section 9.2. Notices. Any notice, request, demand or other communication required or permitted hereunder shall be in writing and shall be deemed to have been given if delivered personally or sent by facsimile transmission (receipt acknowledged), upon receipt, or if sent by first class registered, certified or recorded delivery post, upon the sooner of the date on which receipt is acknowledged or the expiration of five business days after deposit into the custody of the relevant postal authorities properly addressed with postage prepaid or the first business day following overnight courier delivery. All notices to a Party will be sent to the addresses set forth below or to such other address or person as such Party may designate by notice to each other Party:

To Seller:	Intimes Nouvelle Seamless, Inc.
9500 Rue Meilleur,
Bureau 400
Montreal, QC H2N 2B7, Canada

Attention: Willy Lieberman
Fax: +1 514 383 6891

With a copy to:	Gornitzky & Co.
45 Rothschild Blvd.
Tel Aviv, 65784
Israel
Attention: Adv. Daniel Paserman (CPA)
and Adv. Benjamin Waltuch
Fax: +972 3 560 6555

To Buyer:	Tefron Ltd.
P.O.B. 1365
Misgav 20179
Israel
Attention: CEO
Fax: +972 4 990 0053

With a copy to:	GKH Law Offices
1 Azrieli Center (Round Building)
Tel Aviv 67021, Israel
Attention: Daniel Gamulka Adv.
Fax: +972 3 607 4411

          Any notice given hereunder may be given on behalf of any Party by its counsel or other authorized representatives. In proving service of a notice it shall be sufficient to prove that personal delivery was made, or that the envelope containing such notice was properly addressed and delivered into the custody of the postal authorities as a prepaid first class registered or recorded delivery letter or that the receipt from an overnight courier evidences delivery to the recipient, as the case may be.

          Section 9.3. Governing Law. This Agreement shall be construed in accordance with, and governed by, the laws of the State of Israel without regard to principles of conflicts of law. Each of the Parties hereby irrevocably and unconditionally submits to the exclusive jurisdiction of any court in Tel Aviv for purposes of any suit, action or other proceeding arising out of this Agreement and the Transaction Documents (and agrees not to commence any action, suit or proceedings relating hereto or thereto except in such courts). Each of the Parties agrees that service of any process, summons, notice or document pursuant to the laws of the State of Israel and on the individuals designated in Section 9.2 shall be effective service of process for any action, suit or proceeding brought against it in any such court.

          Section 9.4. Interpretation. The Parties agree that in interpreting this Agreement and the Transaction Documents there shall be no inferences against the drafting party.

          Section 9.5. Entire Agreement. This Agreement and the Transaction Documents, including the Schedules and Exhibits referred to herein and therein and any other documents delivered pursuant to this Agreement are complete, reflect the entire agreement of the Parties with respect to the subject matter, and supersede all previous written or oral negotiations, commitments and writings. No promises, representations, understandings, warranties and agreements have been made by any of the Parties except as referred to herein or therein and all inducements to the making of this Agreement and the Transaction Documents relied upon by either Party have been expressed herein or therein.

          Section 9.6. Binding Effect. This Agreement shall be binding upon and enforceable by, and shall inure to the benefit of, the Parties and their respective successors and permitted assigns.

          Section 9.7. Execution in Counterparts. For the convenience of the Parties and to facilitate execution, this Agreement or any Transaction Document may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same document. Delivery of a facsimile version or by e-mail delivery of a “.pdf” format data file (or any other similar format) of one or more signatures on this Agreement or Transaction Document shall be deemed adequate delivery for purposes of this Agreement or Transaction Document.

          Section 9.8. Amendment and Waiver. No provision of this Agreement may be amended or waived, except by a writing duly and validly executed by each Party.

          Section 9.9. Publicity and Disclosures.

                              (a) The Parties acknowledge that the disclosure of the existence and terms of this Agreement and the Transaction Documents and transactions contemplated hereby and thereby, or the status of the Closing could result in frustration of the transactions contemplated hereby and thereby, and therefore the Parties agree not to disclose, and will cause their respective Representatives not to disclose, to any third party any such information without the prior written consent of the other Party, except that disclosures may be made (i) by either Party to those of its Representatives as need to know such information for the purpose of effecting the Closing where each such Representative has been advised of the confidential nature of the information and the requirements of this Agreement and the Confidentiality Agreement; (ii) to the extent required by applicable law, regulation or legal or administrative process, as determined in the written opinion of counsel, provided, however, it informed the other Party and its counsel ahead of time and made a reasonable attempt to coordinate the content of such disclosure, all in accordance with the provisions of the applicable law, and further provided, the Buyer hereby undertakes that any publication with respect to this Agreement and the Transaction Documents and transactions contemplated hereby and thereby, shall not include the identity of Seller, its shareholders or officers and place of residence until the Closing, unless such disclosure is required under any securities laws or regulations, by any governmental authority or stock exchange, by any judicial proceeding or on the good faith advice of the Company’s counsel. Any disclosure in contradiction to the abovementioned shall immediately release Seller from any of its responsibilities and obligations pursuant to this Agreement; (iii) by the Buyer for the purposes of negotiating terms of finance with one or more of its banks, provided that the Buyer undertakes to advise such banks to exercise at least the same degree of care to safeguard such confidential information as they would exercise to safeguard their own confidential information; (iv) to the Key Personnel in negotiation their employment or consulting arrangements (v) by the Seller or the Key Personnel as necessary to obtain consents of New Balance and any other customer as part of the process of transferring the Assets to the Buyer as contemplated hereunder.

                              (b) Following the Closing, the Parties may jointly issue a press release in the form agreed by the Parties, announcing (or making a public announcement or other public disclosure of) the Closing, provided that such press release or other disclosure (i) is required by, and satisfies, all applicable laws, rules and regulations, and (ii) discloses only such information which is required by law, as set forth in the written opinion of counsel experienced in securities law and reasonably satisfactory to Seller. Other than as required by applicable law, regulation or legal or administrative process, no other press release or other public announcement or disclosure regarding this Agreement or any of the Transaction Documents or any of the transactions contemplated hereby and thereby shall be made by either Party, and to the extent any press release or other public announcement or disclosure regarding this Agreement or any of the Transaction Documents or any of the transactions contemplated hereby and thereby shall be required by applicable law, regulation or legal or administrative process, as determined in the written opinion of counsel, it shall contain only such information or additional information, as the case may be, as is required by such applicable law, regulation or legal or administrative process, as determined in the written opinion of counsel. Any other press release or other disclosure regarding this Agreement or any of the Transaction Documents or any of the transactions contemplated hereby and thereby shall be mutually agreed to by the Parties.

                              (c) Until January 31, 2011, each Party undertakes to provide all such information known to it as may reasonably be required by the other Party for the purpose of complying with the requirements of law.

          Section 9.10. Agreement to Continue in Full Force. This Agreement shall, insofar as it remains to be performed, continue in full force and effect notwithstanding Closing.

          Section 9.11. Severability. In the event that any one or more of the provisions contained in this Agreement, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained in this Agreement shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the Parties shall be enforceable to the fullest extent permitted by law and the Parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the Parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

          Section 9.12. Knowledge Convention. Whenever any statement herein or in any schedule, exhibit, certificate or other document delivered by a Party pursuant to this Agreement is made “to knowledge”, or statements of similar effect, such statement shall mean the actual knowledge of the executive officers of that Party.

          Section 9.13. Payments. All payments hereunder shall (i) be made in U.S. currency, and (ii) be deemed made on the date of receipt.

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          IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in their respective names by their respective officers duly authorized, as of the date first written above.

TEFRON LTD.

By:	/s/ Eran Rotem

Name: Eran Rotem
Title: Chief Financial Officer

INTIMES NOUVELLE SEAMLESS, INC.

By:	/s/ Aron Lieberman

Name: Aron Lieberman
Title: President